SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	DPW Holdings, Inc.
Address of principal executive office	201 Shipyard Way
City, state and zip code	Newport Beach, CA 92663

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended March 31, 2020 has, in light of the impact that COVID-19 has had on the registrant, imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

William B. Horne	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue decreased to approximately $5,600,000 for the three months ended March 31, 2020, representing a decrease of $200,000 compared to approximately $5,800,000 for the three months ended March 31, 2019. The registrant’s net loss decreased to approximately $6,500,000 for the three months ended March 31, 2020, representing a decrease of $200,000 compared to approximately $6,700,000 for the three months ended March 31, 2019. Included in the registrant’s net loss was a loss from discontinued operations of $1,700,000 and $100,000 during the three months ended March 31, 2020 and 2019, respectively.

In the first quarter of 2020, the registrant permanently closed its restaurant operations. The decision to discontinue the restaurant operations was based in part upon the March 16, 2020 order by the San Diego County health officials mandating that all restaurants must end dine-in services to try and mitigate the spread of the novel coronavirus (“COVID-19”).

The decrease in revenue from the three months ended March 31, 2019, was due to a decrease in revenue from the registrant’s commercial lending segment, attributed to a reduction in size of the loan portfolio, a decision to cease operations at the registrant’s cryptocurrency mining operations and a decrease in revenue from power system solutions for the commercial markets. Revenues from the registrant’s customized solutions for the military markets experienced an increase. The registrant’s net loss for the three months ended March 31, 2020 and 2019, is comprised of non-cash charges of approximately $2,600,000 and $2,400,000, respectively.

DPW HOLDINGS, INC.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 30, 2020	/s/ William B. Horne
By: William B. Horne
Title: Chief Financial Officer